Sumitomo Corporation

RECEIVED

2008 AUG 11 A 7:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

August 4, 2008

08004164

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
AUG 12 2008
THOMSON REUTERS

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-
Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated August 4, 2008 referring to "Notice Concerning Dissolution of our Consolidated Subsidiary" [English translation].

8/11

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate release
(This is an English translation of the Japanese original)

August 4, 2008
Sumitomo Corporation
Susumu Kato, President and CEO
Code No. 8053 Tokyo Stock Exchange, 1st Section
Contact: Hisakazu Suzuki
Corporate Communications Dept.
Tel.+81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that Sumisho Capital Management Co. (wholly–owned subsidiary; hereinafter referred as SCM) will adopt its dissolution on September 1, 2008.

1. Reason for dissolution

   We Sumitomo Corporation are engaged in asset management business with a primary focus on alternative investments through our wholly owned subsidiaries in and outside Japan. We will implement a re-organization of those subsidiaries in order to streamline and achieve further growth of the business. SCM will be dissolved in the course of the re-organization.

   Profile of the dissolved company (as of the end of December 2007)

   (1) Company Name Sumisho Capital Management Co.
   (2) Location of Headquarter Tokyo, Japan
   (3) Month of Establishment December 2002
   (4) Paid-up Capital Yen350,000,000.-
   (5) President Shinsuke Mochizuki
   (6) Business Description Investment Advisory
   (7) Result of Recent Business Years (millions of yen)

	March 2006	March 2007	March 2008
Sales	259	503	653
Operating Profit	15	203	177
Net Income	(44)	120	99

2. Schedule of the liquidation

   The liquidation of SCM will commence from September 2008. Liquidation process is expected to complete by the end of December 2008.

3. Effect on Business Results

   The dissolution of SCM is considered to have little effect on our consolidated business results.

END